UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer


                        Pursuant to Rule 13a-16 or 15d-16
                    under the Securities Exchange Act of 1934


                          For the date of 23 July 2004

                   ALLIED IRISH BANKS, public limited company

             Bankcentre, Ballsbridge, Dublin 4, Republic of Ireland



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                         Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________





For Immediate Release                                               23 July 2004



                   AIB BOARD TAKE ACTION ON FOREIGN EXCHANGE

                                AND OTHER ISSUES

The Board of Allied Irish Banks, p.l.c. ("AIB") (NYSE:AIB) met yesterday (22
July) to consider the progress report by the Irish Financial Services Regulatory Authority which contained results of the initial inquiries undertaken on behalf of the Financial Services Regulator and AIB by Deloitte. These inquiries into certain regulated Foreign Exchange charges were independently assured by Mr Lauri McDonnell, former Comptroller and Auditor General.

The Board of AIB also considered the results of a separate investigation, which it had initiated into all non-regulated charges to identify where customers might have been disadvantaged.

The Board has decided on a number of actions to address the findings of these inquiries.

The Board of AIB wishes to confirm its absolute commitment to fair and honest dealings at all times.

On the foreign exchange charges, it has emerged from the investigation that the rates charged by AIB were generally comparable with the rates notified by its competitors. It also became clear that there is no legal obligation to pay restitution because the customers paid the rates advertised or agreed.

However, AIB confirms that it will be making repayments and considers this action to be in the best interests of customers, shareholders and staff. A priority for the Board and management of AIB is to ensure that the brand and the reputation of the bank is safeguarded.

In relation to the separate investigation into non regulated charges, where it was discovered that errors were made and customers overcharged, AIB will make appropriate restitution.

The Board apologises to customers who have been affected and greatly appreciates the widespread support and understanding the bank has received from customers and staff.

At all stages the Board of AIB has co-operated with the relevant regulatory authorities and will continue to do so.

AIB Chairman, Dermot Gleeson said:

"The trust and confidence of our own customers is fundamental to our business and, where it is damaged, I am intent on doing everything possible to rebuild and repair it. This objective is shared by our staff, our management and the Board, which makes me confident of achieving this aim.

"When we do make mistakes, we do our level best to be candid about them, and to put them right. That is the most important message I would like to convey today"

AIB Group Chief Executive Michael Buckley said:

"The findings of the Regulator's report issued today are very significant for AIB, our customers and our staff. While the bank failed to notify the Regulator, as required by law, in relation to certain charges, our customers were not overcharged in their foreign exchange dealings with the bank. However, our bond of trust with our customers means we are making full payment because they are entitled to the assurance that what they pay is not only market competitive, but complies with regulatory requirements.

"Where our own investigation found instances where we made other errors and customers were overcharged we are making full restitution.".



The investigation

When the issues in relation to FX charges emerged, the AIB Board and Management initiated a comprehensive investigation of all fees and charges, whether regulated or not, and actively encouraged staff to raise any other issues of concern to them. All issues identified have been reported to the Financial Services Regulator in a timely fashion and details are included in their report published today.



The costs

The progress report by the Financial Services Regulator has determined an amount to take account of the extent to which AIB charged in excess of the amount notified to the regulator for certain foreign exchange transactions from 1995 to 2004. This was EUR25.6m including interest. A number of other notification errors were identified which give rise to charges amounting to EUR0.5m, including interest. This brings to EUR26.1m the total to be refunded to customers in respect of notification errors. In relation to non-regulated charges, there is a sum of EUR8.1m in restitution, including interest, to be paid. In its trading update issued in June 2004, AIB referred to the EUR50 million it expected to provide in its annual accounts. The total amount to be paid, including all costs will be accommodated within that figure.



Payments to customers

AIB is determined to identify those customers disadvantaged and make appropriate payments as swiftly as possible. Special software has been installed to create a process by which the foreign exchange charges can be automatically repaid from August onwards. AIB expects that this phase will identify 70% by value and 50% by number of the transactions affected.

The Board has put in place a further process designed to bring this number as close to 100% as possible. A team has been assembled to match customers and specific transactions. A special advertising campaign will then be launched to encourage customers who may have been disadvantaged to identify themselves. This will help the bank to make the appropriate repayments. Foreign Exchange customers who receive refunds will have made their transactions at about half the market rate of commission.

Restitution in relation to errors in non regulated charges will begin shortly.



Board actions

In 2002, following the Allfirst fraud, the Board received recommendations on risk and governance matters from Mr John Heimann on the basis of consulting work carried out by Deloitte and First Manhattan Group. All of these recommendations were implemented. The actions now being taken build on these earlier steps.



Appointment of Independent External Adviser to the AIB Board.

The Board has appointed Mr Eugene Ludwig, Managing Partner of The Promontory Group, to advise on the adequacy and appropriateness of all actions to be taken by AIB in relation to all relevant control, risk, compliance and governance issues arising from recent events.

Mr Ludwig led the investigation into the Allfirst fraud and has extensive experience in dealing with control, risk and compliance issues in financial institutions worldwide. He is ideally qualified to assist AIB in this task.



Chief Executive

The Board reaffirmed its full support for Group Chief Executive, Mr Michael Buckley. Before appointing a successor to Mr Buckley who is due to retire in February 2006, the Board has decided to seek candidates external to AIB in addition to considering candidates among the existing management. This process will begin later this year in order to allow sufficient time to search for a suitable external candidate and to allow for an adequate hand over period.



Whistleblowing

The existing arrangements for staff who wish to raise ethical issues outside their immediate line management include the option to escalate an issue directly to senior management, to the Group Chief Executive and to the Chairman. They also provide confidential business ethics helplines staffed directly by AIB Group Compliance. The Board will put a further structure in place which will give staff direct access to a confidential external helpline based in the United Kingdom. It will also be emphasised to staff if, for any reason, they do not wish to use any of these channels they should contact the regulator.



Customer complaints

The Group Chief Executive will take responsibility for a Group-wide programme to strengthen AIB's customer complaints handling. As well as seeking to achieve the best possible standards in relation to the speed and quality of the responses customers receive to complaints, the aim will be to turn the learning from the key issues which arise into new product and service enhancements.

A report will be made to the Board on a six monthly basis and a new section on customer complaints will be included in the AIB annual report.



Annual fees and charges audit

AIB will commission an annual independent audit of fees and charges for a sample of customers and will report the results to the Regulator.



Automation of manual processes

The issues brought to light by the investigations show that in most cases the errors arose from over-reliance on manual systems to apply product benefits and discounts. AIB is undertaking a major technology investment which is focussed on enabling the automation of a wide range of processes that are now manually driven. The aim is to have this new technology in place in all our branches in the UK and Ireland by mid 2006. It will facilitate better control of our business and improve accuracy, dependability and speed of response to customer requests.



AIB culture



AIB commissioned an independent analysis of its culture from Dr Peter Scott-Morgan of the Concours Group. This was an enlarged version of some pilot research which he carried out in 2003.

The overall conclusions from his research are that AIB's culture is strong, not fundamentally flawed. There are, however, some legacy issues which require action in order to better align the culture of the bank to its current business strategy.

The Board recognised that the strategic change programme launched across the company by the Group Chief Executive in January, 2003 (a Group-wide initiative to deliver superior customer value and service) had already begun to address the issues identified by Dr Scott-Morgan, but has given priority to certain recommendations. These include incorporating measures into annual performance reviews and into performance-related pay schemes to ensure business growth is achieved in a well-controlled and compliant manner. A process will also be put in place for confronting failure to escalate relevant issues.

The Board has also recently approved and implemented a detailed code of leadership behaviour for senior executives.

In a preliminary assessment to the Board, Mr Eugene Ludwig said of these recent events:-

"AIB is fundamentally a sound banking organisation. AIB currently is a much stronger institution from the one Promontory first encountered just over two years ago in dealing with the Rusnak affair. This incident served as a catalyst that was wisely used by AIB's Board and management to undergo a comprehensive effort to improve its risk management, control, compliance and audit functions. Much progress has been made in that effort."



Commitment of AIB Board to compliance

The AIB Board reaffirms its full commitment to compliance with all regulations and regrets the lapses which have taken place.

While not underestimating the gravity of the failure to notify charges properly, the Board wishes to emphasise:


  - The price actually paid by customers for foreign exchange services was competitive with other providers. On receipt of the refunds from AIB, the affected foreign exchange customers will have carried out their transactions at a price well below the market rate.

  - Had AIB complied with the legal requirements in relation to foreign exchange charges and notified the charges it was actually levying, the bank would have been notifying rates comparable to its competitors.

  - Inquiries continue in order to identify how the bank failed to notify correctly certain foreign exchange charges; why this was not corrected for over eight years; and who was responsible for this lapse. No conclusions in respect of these matters can be drawn until these inquiries are completed. Any further findings will be the subject of a later announcement by the Financial Services Regulator and AIB.

                                    - Ends -



For further information please contact:

Catherine Burke                                 Alan Kelly

Head of Corporate Relations                     Head of Group Investor Relations

AIB Group                                       AIB Group

Bankcentre                                      Bankcentre

Dublin 4                                        Dublin 4

Tel: +353-1-6600311 ext. 13894                  Tel: +353-1-6600311 ext. 12162

                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.


                                               ALLIED IRISH BANKS, p.l.c.
                                               (Registrant)




Date  23 July 2004                                 By: ___________________
                                                   Gary Kennedy
                                                   Group Director, Finance,
                                                   Risk and Enterprise
                                                   Technology
                                                   Allied Irish Banks, p.l.c.